

December 24, 2013

Via E-mail
Mr. John M. Lowber
Chief Financial Officer
General Communication, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

> **Re: General Communication, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 0-15279**

Dear Mr. Lowber:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2013

Condensed Notes to the Interim Consolidated Financial Statements
(1) Business and Summary of Significant Accounting Principles

(d) Acquisition, page 10

1.   We note that the consideration ACS received includes entitlements to preferential cash distributions that are contingent on the future cash flows of AWN. Tell us how you

evaluated this entitlement in assessing whether this is contingent consideration that would be included in the calculation of the purchase price.

(7) Segments, page 22

2.   You disclose that you refocused your business in 2013 and now have two reportable segments. We note that the wireline segment includes a range of services to various types of customers. Tell us how you applied the guidance in ASC 280 in identifying your operating segments. If you have aggregated operating segments, please disclose this and provide us with your analysis of the aggregation criteria in ASC 280-10-50-11 for the various products and services you provide.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3711 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director